

LEGACY HOTELS

REAL ESTATE INVESTMENT TRUST

RECEIVED 2006 SEP -7 P 1:47 OFFICE OF INTERNATIONAL CORPORATE FINANCE

File No. 82-34729



06016639

SUPPL

September 5, 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street N.W.
Washington, D.C. 20549

Re: Information Furnished Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, as Amended

Ladies and Gentlemen:

Legacy Hotels Real Estate Investment Trust (the "Trust") established an exemption from the reporting requirements of the Securities Exchange Act of 1934, as amended (the " Exchange Act"), pursuant to Rule 12g3-2(b) under the Exchange Act on April 29, 2003. In connection with such exemption, each of the following additional documents, communications or information is furnished pursuant to Rule 12g3-2(b)(1)(iii):

Press Release of September 5, 2006

- **Legacy Hotels Real Estate Investment Trust Announces Hotel Acquisition in Calgary**

The Trust is providing the enclosed documents, communications and information, and will provide future documents, communications and information, in reliance upon (1) Rule 12g3-2(b)(4) to the effect that such information and documents are not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and (2) Rule 12g3-2(b)(5) to the effect that the furnishing of such documents, communications and information shall not constitute an admission for any purpose that the Trust is subject to the Exchange Act.

Dew 9/7

If you have any questions in connection with this submission, please communicate with our United States counsel, Robert P. Freeman, Esq., of Sidley Austin Brown & Wood, who may be contacted at 312/853-6099.

Very truly yours,
LEGACY HOTELS REAL ESTATE INVESTMENT TRUST

By: 
Paula McMullan
Secretary

Enclosure

cc: Robert P. Freeman, Esq.

File No. 82-34729



LEGACY
HOTELS

REAL ESTATE INVESTMENT TRUST

For immediate release

LEGACY HOTELS REAL ESTATE INVESTMENT TRUST ANNOUNCES HOTEL ACQUISITION IN CALGARY

Toronto, September 5, 2006 - Legacy Hotels Real Estate Investment Trust ("Legacy")(TSX: LGY.UN) today announced that it has reached an agreement to acquire the 398-room Delta Bow Valley in Calgary, Alberta for approximately $53.5 million plus closing costs. In addition, Legacy expects to invest approximately $4.0 million in the property to renovate guestrooms over the next few years.

The Delta Bow Valley is located in the heart of the city, near the Bow River running path and within walking distance of the Calgary Convention Centre. Amenities include 11 meeting rooms with a total of 11,400 square feet of meeting space, an indoor pool, fitness centre and a full-service restaurant.

The acquisition is expected to be financed through the assumption of mortgage financing and vendor financing totalling approximately $40.5 million, and Legacy's available credit facilities. Closing is anticipated in September 2006, subject to the completion of certain conditions. Legacy anticipates that this acquisition will be immediately accretive to the portfolio.

"Legacy has always sought to make opportunistic acquisitions of quality assets. The Delta Bow Valley represents an attractive investment value given its discount to replacement cost, the low supply outlook and the increasing costs of construction in Calgary," said Neil Labatte, President and Chief Executive Officer of Legacy. "The Delta Bow Valley will represent our fourth property in Calgary, one of the fastest growing markets in the country. We are also pleased to be expanding our relationship with Delta with the addition of this high quality hotel to our portfolio".

About Legacy Hotels Real Estate Investment Trust
Legacy is the largest Canadian lodging real estate investment trust, focused on the ownership of luxury and first-class hotels. With a presence across Canada and in two top U.S. markets, Legacy's portfolio of 24 hotels provides geographical diversification across major urban centres. The portfolio includes landmark properties such as Fairmont Le Château Frontenac, The Fairmont Royal York, The Fairmont Empress and The Fairmont Olympic Hotel, Seattle. Legacy units and convertible debentures trade on the Toronto Stock Exchange under the symbols LGY.UN and LGY.DB, respectively.

Contacts: Chantal Nappert
Executive Director, Investor Relations
Tel: 416-860-6140
Email: investor@legacyhotels.ca
Website: www.legacyhotels.ca